UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____________ TO _______________

Commission File Number:  1-6776

CENTEX CORPORATION SAVING FOR RETIREMENT PLAN
(Full title of the plan)

CENTEX CORPORATION
(Exact name of Issuer as specified in charter)

2728 N. Harwood
Dallas, Texas 75201
(214) 981-5000
(Address, including zip code, and telephone number and
area code, of Issuer’s principal executive offices)

Financial Statements and Supplemental Schedule
Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

As of December 31, 2008 and 2007, and for the Year Ended December 31, 2008

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007,
and for the Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

We have audited the accompanying statements of net assets available for benefits of the Centex Corporation Saving for Retirement Plan (formerly Profit Sharing and Retirement Plan of Centex Corporation) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
June 26, 2009

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investment in Centex Corporation Master Trust	$248,971,367	$449,308,872
Participant loans	6,347,428	6,369,836
Employer contribution receivable	578,651	582,465
Total assets	255,897,446	456,261,173

Liability
Payable required for excess contributions	(355,768)	(956,437)

Net assets reflecting all investments at fair value	255,541,678	455,304,736

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust	1,751,041	310,621

Net assets available for benefits	$257,292,719	$455,615,357

See accompanying notes.

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions:
Employer contributions	$4,533,205
Participant contributions	27,769,355
Participant rollovers	1,210,384
Interest income on participant loans	603,736
Total additions	34,116,680

Deductions:
Interest in Centex Corporation Master Trust investment income	118,968,588
Distributions to participants	111,850,872
Administrative expenses	391,633
Total deductions	231,211,093

Transfers to TerraMesa Holdings, LLC Retirement Plan	(1,415,566)
Transfers to New NV Co, LLC 401(k) Profit Sharing Plan	(5,590)
Transfer from Centex Corporation Hourly Saving for Retirement Plan	65,713
Net transfers from Centex Ventures Saving for Retirement Plan	127,218

Net decrease in net assets available for benefits	(198,322,638)

Net assets available for benefits:
Beginning of year	455,615,357
End of year	$257,292,719

See accompanying notes.

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Notes to Financial Statements

December 31, 2008

1. DESCRIPTION OF THE PLAN

The following description of the Centex Corporation Saving for Retirement Plan (formerly Profit Sharing and Retirement Plan of Centex Corporation) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Merger and Partial Plan Termination

Effective December 31, 2008 (the “Merger Date”), the Centex Corporation Hourly Saving for Retirement Plan (formerly Centex Corporation Hourly Retirement Plan) (the “Hourly Plan”) along with its remaining assets was merged into the Plan.  Participants in the Hourly Plan, who met the eligibility requirements of the Plan, were eligible to participate in the Plan as of the Merger Date.

From 2007 to 2008 there were a series of employee terminations, each initiated by reason of distinct external market forces or internal reorganizations, which the Plan did not believe constituted a single, multi-year plan of employee terminations.  On October 30, 2008, the Plan determined that a partial plan termination occurred in 2008.  With this determination of the partial plan termination the affected former employees became fully vested in their unvested/forfeited balances.  Consequently, the Plan formulated a communication to the affected former employees and directed management, in conjunction with outside counsel, to assure that appropriate plan balances be distributed or otherwise made available to the affected individuals.

General

The Plan, established March 1, 1954, and amended and restated effective January 1, 2001 and 2008, is a defined contribution retirement plan covering eligible employees of Centex Corporation (the “Company”) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent.  Employees are eligible to participate in the Plan for purposes of pre-tax contributions and employer matching contributions after performing one hour of service.  Employees are eligible to participate in the Plan for purposes of receiving discretionary employer profit sharing contributions after completing one year of service (as defined in the Plan document). The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by an Administrative Committee (the “Committee”) appointed as provided in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Notes to Financial Statements (continued)

Net transfers between the Plan and the Centex Ventures Saving for Retirement Plan (formerly Centex Ventures Profit Sharing and Retirement Plan) were due to transfers of employment between entities that qualify as Affiliated Business Arrangements and subsidiaries of the Company.

Contributions

The Plan permits participants to contribute pre-tax up to 100% of their compensation, as defined, (up to a statutory limit) to a 401(k) account beginning on the date of hire. Matching and profit sharing contributions are made by certain of the Participating Employers on a discretionary basis as determined by their respective Boards of Directors. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $46,000, whichever is less) for 401(k) contributions, Participating Employer contributions and voluntary (after-tax) contributions on a combined basis.

As part of the Plan restatement effective January 1, 2008, eligible participants are automatically enrolled in the Plan to contribute 3% of their eligible compensation, with an automatic increase of 1% each year up to 6%.  All participants receive an employer matching contribution of 50% of the first 6% in participant contributions.  In addition, all participants are eligible to receive discretionary profit sharing contributions based on eligible compensation.  All matching and profit sharing contributions made during the 2008 Plan year and forward are subject to a five year graded vesting schedule.  Participants should refer to the Plan document, as amended and restated, for a more complete description of the Plan’s provisions.

Participating Employer discretionary profit sharing contributions are allocated to participant accounts on a pro rata basis determined by each participant’s length of service and compensation. Participating Employer discretionary matching contributions are allocated to eligible participant accounts based on the percentage of each participant’s eligible contributions. The Participating Employers, at their sole discretion, may also make qualified non-elective contributions to the Plan.  No such contributions were made for the 2008 Plan year. Forfeitures may be used to reduce Participating Employer matching contributions, Participating Employer profit sharing contributions or administrative expenses of the Plan. During the year ended December 31, 2008, participants forfeited $2,611,349.  At December 31, 2008, forfeitures to be applied to future matching contributions, profit sharing contributions or administrative expenses amounted to $3,819,395.  At December 31, 2007, forfeitures amounted to $5,761,862, which were used, in part, to reduce employer contributions paid during the year ended December 31, 2008.

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Notes to Financial Statements (continued)

Participants direct the investment of their accounts into various registered investment company funds, common collective trusts or the Centex Common Stock Fund (the “CCSF”), a unitized stock fund.

Participants may allocate up to 15% of Participating Employer and participant (before- and after-tax) contributions to the CCSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Vesting

The Plan has several vesting provisions based upon a participant’s Participating Employer. As amended on January 1, 2008, all matching and profit sharing contributions made during the 2008 Plan year and forward are subject to a five year graded vesting schedule.  Participants should refer to the Plan document, as amended and restated, for a more complete description of the Plan’s provisions.

Participant Loans

Active participants may borrow up to 50% of the vested portion of their accounts, subject to a $50,000 maximum, with Committee (or its appointed delegate) authorization. Loans are collateralized by participant accounts. Such loans bear interest at prime plus 2.0% and are repayable to the Plan within five years. Interest rates on outstanding participant loans as of December 31, 2008 ranged from 5.3% to 10.8%.

Distributions to Participants

Distribution of an active participant’s entire account balance is permitted upon a participant’s retirement, death or disability.  A participant is eligible for early retirement upon the attainment of age 55 and the completion of at least 15 years of service, as defined.  In the event of termination of service of any participant for any reason other than retirement, death or disability, a participant shall, subject to further provisions of the Plan, be entitled to receive the vested portion of his or her account balance.  A participant may also receive a distribution to satisfy a financial hardship meeting the requirements of Internal Revenue Service (“IRS”) regulations.  Distributions to participants are paid in a lump sum or a direct rollover.

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Notes to Financial Statements (continued)

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of Plan termination, participants will become fully vested in their Participating Employer contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.  Distributions to participants are recorded when paid.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Notes to Financial Statements (continued)

Valuation of Investments and Income Recognition

The Centex Corporation Master Trust (formerly Profit Sharing and Retirement Plan of Centex Corporation Master Trust) (the “Master Trust”) holds the assets of the Plan, as well as the assets of other plans sponsored by Centex Corporation (“Affiliate Plans”).  Investments in the Master Trust as of December 31, 2008 and 2007 are presented in Note 4.  The Plan’s Ownership in the Master Trust is denominated in units.  Units represent the value of the participant accounts in the Plan.  The Master Trust is governed by a trust agreement with Fidelity Management Trust Company (the “Trustee”), which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value with the exception of the Fidelity Managed Income Portfolio (“MIP”), which is first valued at fair value and subsequently adjusted to contract value (see Note 3). The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end.  The fair value of investments in common collective trusts, except for the MIP (see Note 3), is based on the value of their underlying assets determined by quoted market prices when available or the Trustee’s estimates of fair value when quoted market prices are not available.  The investment in the CCSF is determined by the value of the underlying common stock combined with the short-term cash position.  The fair value of the common stock portion of the funds is based on the closing price of the common stock on its primary exchange.  The short-term cash position of the CCSF is recorded at cost, which approximates fair value.  Participant loans are recorded at carrying value which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Interest and dividends and net appreciation (depreciation) in fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each Plan.  Investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2008, include Trustee and recordkeeper fees.  Previously fund management fees were included in the investment income of the Master Trust.  During the year, Plan management elected to include these fees separately in participant accounts.  Fund management fees are now included separately as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. Administrative expenses are allocated on a pro rata basis to the Plan and Affiliate Plans.

3. INVESTMENT IN STABLE VALUE FUND

The MIP, a common collective trust held in the Master Trust, qualifies as a stable value fund with underlying investments in fully benefit-responsive investment contracts.  The Statements of Net Assets Available for Benefits present the fair value of the MIP with a corresponding adjustment to reflect the MIP at contract value.

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Notes to Financial Statements (continued)

The MIP’s objective is to seek preservation of capital and a competitive level of income over time by investing in underlying assets including, but not limited to, fixed-income securities and bond funds.  In order to minimize risk of loss to the investors, the fund invests in synthetic wraps whereby the underlying assets are “wrapped” by a synthetic investment contract issued by a bank or insurance company that ensures that participant-initiated withdrawals from the fund are paid at contract value.  Gains or losses associated with the synthetic wrap are recognized over time by adjusting the interest rate credited to the fund.  The fair value of investments in synthetic wraps is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.  The fair value of underlying portfolio securities is determined using the most recent bid price in the principal market that the Trustee believes accurately reflects fair value.  The MIP’s fair value is then adjusted to contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals, and less administrative expenses.

4. INVESTMENT VALUATION

The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), on January 1, 2008 for its interest in the Master Trust and its participant loans.  SFAS 157 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

•	Level 1 – Quoted prices in active markets for identical assets at the measurement date.
•
Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly that reflect assumptions market participants would use to price the asset based on market data obtained from sources independent of the Plan.  This may include matrix pricing, yield curves and indices.

•	Level 3 – Unobservable inputs that reflect the Plan’s own estimates about the assumptions market participants would use to price an asset based on the best information available in the circumstances.

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Notes to Financial Statements (continued)

The following presents the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2008 for each hierarchy level:

	Level 1	Level 2	Level 3	Total

Registered Investment Companies	$121,228,737	$-	$-	$121,228,737
Common Collective Trusts	-	121,708,818	-	121,708,818
Centex Common Stock	5,991,916	-	-	5,991,916
Cash	-	82,269	-	82,269
Total assets, at fair value	$127,220,653	$121,791,087	$-	$249,011,740
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust				1,753,219

Total assets, at contract value				$250,764,959

Participant loans are considered Level 3 assets for purposes of SFAS 157.  The table below sets forth a summary of changes in the fair value of the Plan’s participant loans during the year ended December 31, 2008:

Balance, beginning of year	$6,369,836
Loans issued	6,679,018
Loan repayments	(2,444,664)
Transfers out	(4,256,762)

Balance, end of year	$6,347,428

Investments held in the Master Trust at December 31, 2007 were as follows:

Registered Investment Companies	$240,563,755
Common Collective Trusts	182,230,633
Centex Common Stock	15,818,191
Cash	11,921,794
Total assets, at fair value	450,534,373
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in common collective trust	311,898

Total assets, at contract value	$450,846,271

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Notes to Financial Statements (continued)

The Plan’s interest in the net assets of the Master Trust, exclusive of participant loans, was 99.98% and 99.70% at December 31, 2008 and 2007, respectively.

Investment income in the Master Trust for the year ended December 31, 2008, was as follows:

Net depreciation in Registered Investment Companies	$(81,801,038)
Net depreciation in Common Collective Trusts	(36,224,536)
Net depreciation in Centex Common Stock Fund	(8,654,764)
Dividend and interest income	7,410,547

$(119,269,791)

5. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated August 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, certain provisions of the Plan were amended.  However, the Company and the Plan’s counsel believe that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan, as amended, is qualified and the related trust is tax-exempt.

6. RELATED PARTY TRANSACTIONS

Plan investments of $159,597,067 and $368,074,399 at December 31, 2008 and 2007, respectively, are cash, shares of registered investment companies and common collective trusts managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.  Additionally, certain of the Plan's assets are invested in the CCSF.  Transactions involving the Company's common stock qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transaction rules.

7. RECONCILIATION TO FORM 5500

As of December 31, 2008 and 2007, the Plan had $109,558 and $352,641, respectively, of pending distributions to participants. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits.

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Notes to Financial Statements (continued)

The following reconciles net assets available for benefits per the financial statements to Form 5500 to be filed by the Company:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$257,292,719	$455,615,357
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in common collective trust	(1,751,041)	(310,621)
Amounts allocated to withdrawing participants	(109,558)	(352,641)

Net assets available for benefits per Form 5500	$255,432,120	$454,952,095

The following reconciles total additions to net assets available for benefits per the financial statements to Form 5500 to be filed by the Company for the year ended December 31, 2008:

Total additions per the financial statements	$34,116,680
Net loss in interest in Centex Corporation Master Trust	(118,968,588)
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts held in common collective trust	(1,440,150)

Total income per Form 5500	$(86,292,058)

The following reconciles total distributions to participants per the financial statements to Form 5500 to be filed by the Company for the year ended December 31, 2008:

Distributions to participants per the financial statements	$111,850,872
Less: Amounts allocated to withdrawing participants at December 31, 2007	(352,641)
Add: Amounts allocated to withdrawing participants at December 31, 2008	109,558

Distributions to participants per Form 5500	$111,607,789

In addition, net transfers out of the Plan per the financial statements for the year ended December 31, 2008 were $1,228,225 compared to net transfers of $1,228,495 per Form 5500 as a result of the net adjustment of fully benefit-responsive investment contracts of transfers from Centex Corporation Hourly Saving for Retirement Plan.

Contents

Supplemental Schedule

Contents

Centex Corporation Saving for Retirement Plan
(formerly Profit Sharing and Retirement Plan of Centex Corporation)

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN#: 75-0778259
Plan #: 001

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	Participant loans	Interest rates from 5.3% to 10.8%	$–	$6,347,428

* Party-in-interest

Contents

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Centex Corporation Saving for Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Centex Corporation Saving for Retirement Plan
Name of Plan

June 26, 2009	By:	/S/ CYNDIE EWERT
Cyndie Ewert
Chairman, Administrative Committee

Contents

INDEX TO EXHIBIT

Centex Corporation Saving for Retirement Plan

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference
23	Consent of Ernst & Young LLP	Filed herewith